Exhibit 99.1

TROOPS, Inc. Announces 2025 Unaudited Interim Financial Results

TROOPS, Inc. (Nasdaq: TROO) (“TROOPS” or the “Company”), a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate additional rental income and, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) advisory and referral services in relation to the application of migration, education and visa renewal to its customers, and (e) consultancy services for insurance products in respect of insurance referral to insurance brokers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2025.

2025 Interim Results Overview

Revenues

Our sales were $7.62 million for the six months ended June 30, 2025, which increased by $5.01 million, or 192.1% from $2.61 million for the same period of 2024.  During the six months ended June 30, 2025, we through 11 Hau Fook Street Limited, Vision Lane Limited and Suns Tower Limited earned property lease and management income of $0.60 million, compared to income of $0.48 million in 2024. We through Giant Credit Limited and First Asia Finance Limited earned interest on loans from money lending services of $1.31 million for the six months ended June 30, 2025, compared to $1.41 million for the same period of 2024. We through Giant Financial Services Limited, Apiguru Pty Limited and Riches Elite Technology (Shenzhen) Co., Ltd earned application and technology services income of $0.07 million for the six months ended June 30, 2025, compared to $0.01 million for the same period of 2024. We through Riches Finance Group Limited earned consultancy services for insurance product income of $5.40 million for the six months ended June 30, 2025, compared to $0.71 million for the same period of 2024. And through Riches Advisory Limited earned advisory and referral services income of $0.24 million for the six months ended June 30, 2025, compared to $0.01 million for the same period of 2024.

Riches Holdings Limited, Riches Advisory Limited, Riches Property Limited, Riches Finance Group Limited and Riches Elite Technology (Shenzhen) Co., Ltd are newly acquired subsidiaries since May 31, 2024.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	For the six months ended June 30,
Revenue by recognition over time	2025	2024
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,894	$1,889
Revenue by recognition at a point in time	5,726	720
	$7,620	$2,609

	For the six months ended June 30,
Revenue by major product line	2025	2024
	(Unaudited)	(Unaudited)
Money lending services	$1,308	$1,411
Property lease and management	599	477
Applications, technology & services	72	1
Consultancy services for insurance products	5,399	710
Advisory and referral services	242	10
	$7,620	$2,609

Cost of revenues

For the six months ended June 30, 2025, cost of revenues increased by $4.58 million, or 239.7%, to $6.49 million from $1.91 million for the six months ended June 30, 2024. The increase was in line with the revenue goes up.

Gross profit

Our gross profit was $1.13 million for the six months ended June 30, 2025, compared to $0.70 million for the same period of 2024.

General and administrative expenses

General and administrative expenses amounted to approximately $2.36 million for the six months ended June 30, 2025, $0.18 million or 8.1% higher than $2.18 million for the same period of previous year. This increase was mainly due to more salaries and staff welfare of approximately $0.33 million.

General and administrative expenses include system development fee, staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Income tax benefit

Income tax benefit was $0.14 million for the six months ended June 30, 2025, an increase of $0.01 million, from income tax benefit of $0.13 million for the same period of 2024. Income tax benefit was related to the deferred tax impact on intangible assets and property and plant.

Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 25.0%. Our PRC subsidiaries was subject to the statutory PRC enterprise income tax rate of 25.0% after appropriate tax adjustments. According to the provisions of Ministry of Finance and State Taxation Administration Announcement [2022] No. 13, one of the PRC subsidiaries of the Group enjoys preferential income tax policies for the small and low profit enterprises.

Net loss

As a result of the various factors described above, net loss for the six months ended June 30, 2025 was $0.97 million, as compared to $1.36 million for the same period of 2024.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate additional rental income and, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) advisory and referral services in relation to the application of migration, education and visa renewal to its customers, and (e) consultancy services for insurance products in respect of insurance referral to insurance brokers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, please visit our investor relations website:

www.troops.co

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS ’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.